UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

000-23520
(Commission File Number)

QUINTILES TRANSNATIONAL CORP.
(Exact name of registrant as specified in its charter)

4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703-8411; (919) 998-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 Par Value Per Share
Preferred Stock Purchase Rights Attached Thereto
(Title of each class of securities covered by this Form)

10% Senior Subordinated Notes due 2013
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      Two

Pursuant to the requirements of the Securities Exchange Act of 1934, Quintiles Transnational Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2004	By:	/s/ John S. Russell

		Name:	John S. Russell
		Title:	Executive Vice President, General Counsel and
Chief Administrative Officer